SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
UNDER THE INVESTMENT COMPANY ACT OF 1940

THE VICTORY PORTFOLIOS
Exact Name of Registrant

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company, on behalf of its series listed on Schedule A attached hereto, hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemption requests by a shareholder of record, limited in amount as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). It is understood that this election is irrevocable while such Rule is in effect unless the Commission order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the 1940 Act, the Registrant has caused this notification of election to be duly executed on its behalf in the City of New York and the State of New York on the 19th day of April, 2006.

Signature: THE VICTORY PORTFOLIOS

By: /s/ Christopher K. Dyer
Christopher K. Dyer Secretary

Attest: /s/ David C. Brown
Name: David C. Brown
Title: President

SCHEDULE A

TO THE FORM N-18F-1 ELECTION
OF
THE VICTORY PORTFOLIOS

1. Balanced Fund
2. Convertible Fund
3. Core Bond Fund (formerly, Intermediate Income Fund)
4. Diversified Stock Fund
5. Established Value Fund
6. Federal Money Market Fund
7. Financial Reserves Fund
8. Focused Growth Fund
9. Fund for Income
10. Gradison Government Reserves Fund
11. Institutional Money Market Fund
12. National Municipal Bond Fund
13. Ohio Municipal Bond Fund
14. Ohio Municipal Money Market Fund
15. Prime Obligations Fund
16. Small Company Opportunity Fund
17. Special Value Fund
18. Stock Index Fund
19. Tax-Free Money Market Fund
20. Value Fund

Dated as of April 19, 2006